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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Emergency Medical Services Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
29100P 10 2
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29100P 10 2	Page	2	of	19

1	NAMES OF REPORTING PERSONS: Onex EMSC Co-Invest LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,844,855 shares of Class A Common Stock issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”) issuable on exchange of LP exchangeable units representing limited partnership interests in Emergency Medical Services L.P. (the “LP Exchangeable Units”).

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,844,855 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,844,855 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	23.53% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	29100P 10 2	Page	3	of	19

1	NAMES OF REPORTING PERSONS: Onex Partners LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,106,924 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		11,106,924 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,106,924 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	54.57% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	29100P 10 2	Page	4	of	19

1	NAMES OF REPORTING PERSONS: Onex Partners LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,226,723 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		17,226,723 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,226,723 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	65.07% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	29100P 10 2	Page	5	of	19

1	NAMES OF REPORTING PERSONS: Onex Partners GP LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	68.46% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	29100P 10 2	Page	6	of	19

1	NAMES OF REPORTING PERSONS: Onex Partners GP Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,071,578 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	68.46% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	29100P 10 2	Page	7	of	19

1	NAMES OF REPORTING PERSONS: Onex Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	77.64% of the Issuer’s shares of Class A Common Stock, assuming exchange of the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	29100P 10 2	Page	8	of	19

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canadian

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,107,545 shares of Class A Common Stock issuable on conversion of 32,107,545 shares of Class B Common Stock of which 32,107,500 shares are issuable on exchange of LP Exchangeable Units.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	77.64% of the Issuer’s shares of Class A Common Stock, assuming exchange of the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 9,247,200 shares of Class A Common Stock, 142,545 shares of Class B Common Stock and 32,107,500 LP Exchangeable Units outstanding on March 31, 2006).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)	Name of Issuer:

Emergency Medical Services Corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6200 South Syracuse Way
Greenwood, CO 80111

Item 2(a)	Name of Person Filing:

Onex EMSC Co-Invest LP
Onex Partners LLC
Onex Partners LP
Onex Partners GP LP
Onex Partners GP Inc.
Onex Corporation
Gerald W. Schwartz
     Onex EMSC Co-Invest LP, Onex Partners LLC, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex Corporation and Mr. Schwartz are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)	Address of Principal Business Office or, if none,
Residence:

The address for the principal business office of each of Onex EMSC Co-Invest LP, Onex Partners LP, Onex Partners GP LP and Onex Partners GP Inc. is:

c/o Onex Investment Corporation
712 Fifth Avenue
New York, New York 10019

The address for the principal business office of Onex Partners LLC is:

421 Leader Street
Marion, Ohio 43302

The address for the principal business office of each of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street
P.O. Box 700
Toronto, Ontario, Canada M5J 2S1

Page 10 of 19 Pages

Item 2(c)	Citizenship:

Onex EMSC Co-Invest LP, Onex Partners LP and Onex Partners GP LP are Delaware limited partnerships. Onex Partners LLC is a Delaware limited liability company. Onex Partners GP Inc. is a Delaware corporation. Onex Corporation is an Ontario, Canada corporation. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.:

29100P 10 2

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

Onex EMSC Co-Invest LP	2,844,855	(1)
Onex Partners LLC	11,106,924	(2)
Onex Partners LP	17,226,723	(3)
Onex Partners GP LP	20,071,578	(4)
Onex Partners GP Inc.	20,071,578	(5)
Onex Corporation	32,107,545	(6)
Gerald W. Schwartz	32,107,545	(7)
               (1) All of the LP exchangeable units owned by Onex EMSC Co-Invest LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP Inc. and Onex Corporation.
               (2) All of the LP exchangeable units owned by Onex Partners LLC may be deemed owned beneficially by Onex Corporation.

Page 11 of 19 Pages
               (3) All of the LP exchangeable units owned by Onex Partners LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation.
               (4) Includes 2,844,855 LP exchangeable units held by Onex EMSC Co-Invest LP and 17,226,723 LP exchangeable units held by Onex Partners LP. Onex Partners GP LP may be deemed to own beneficially the LP exchangeable units held by Onex EMSC Co-Invest LP and Onex Partners LP because Onex Partners GP LP is the general partner of Onex EMSC Co-Invest LP and Onex Partners LP.
               (5) Includes 2,844,855 LP exchangeable units held by Onex EMSC Co-Invest LP and 17,226,723 LP exchangeable units held by Onex Partners LP. Onex Partners GP, Inc. may be deemed to own beneficially the LP exchangeable units held by Onex EMSC Co-Invest LP and Onex Partners LP because Onex Partners GP, Inc. is the general partner of Onex Partners GP LP, the general partner of Onex EMSC Co-Invest LP and Onex Partners LP.
               (6) Includes the following: (i) 17,226,723 LP exchangeable units held by Onex Partners LP; (ii) 11,106,924 LP exchangeable units held by Onex Partners LLC; (iii) 2,844,855 LP exchangeable units held by Onex EMSC Co-Invest LP; (iv) 639,649 LP exchangeable units held by EMS Executive Investco LLC; (v) 289,349 LP exchangeable units held by Onex US Principals LP; and (vi) 45 shares of Class B Common Stock held by Onex American Holdings II LLC. Onex Corporation may be deemed to own beneficially the LP exchangeable units held by (a) Onex Partners LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Partners LP; (b) Onex Partners LLC, through Onex’ ownership of all of the equity of Onex Partners LLC; (c) Onex EMS Co-Invest LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex EMSC Co-Invest LP; (d) EMS Executive Investco LLC, through Onex’ ownership of Onex American Holdings II LLC which owns 100% of the voting power of EMS Executive Investco LLC; and (e) Onex US Principals LP through Onex’ ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP. Onex may be deemed to own beneficially the Class B Common Stock owned by Onex American Holdings II LLC through its ownership of Onex American Holdings II LLC. Onex Corporation disclaims such beneficial ownership.
               (7) Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the LP exchangeable units and Class B Common Stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership.
               (b) Percent of class (based on 9,247,200 shares of Class A Common Stock outstanding as of March 31, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2006):

Onex EMSC Co-Invest LP	23.53%

Page 12 of 19 Pages

Onex Partners LLC	54.57%
Onex Partners LP	65.07%
Onex Partners GP LP	68.46%
Onex Partners GP Inc.	68.46%
Onex Corporation	77.64%
Gerald W. Schwartz	77.64%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Onex EMSC Co-Invest LP	0
Onex Partners LLC	0
Onex Partners LP	0
Onex Partners GP LP	0
Onex Partners GP Inc.	0
Onex Corporation	0
Gerald W. Schwartz	0

(ii) Shared power to vote or to direct the vote:

Onex EMSC Co-Invest LP	2,844,855
Onex Partners LLC	11,106,924
Onex Partners LP	17,226,723
Onex Partners GP LP	20,071,578
Onex Partners GP Inc.	20,071,578
Onex Corporation	32,107,545
Gerald W. Schwartz	32,107,545

(iii) Sole power to dispose or to direct the disposition of:

Onex EMSC Co-Invest LP	0
Onex Partners LLC	0
Onex Partners LP	0

Page 13 of 19 Pages

Onex Partners GP LP	0
Onex Partners GP Inc.	0
Onex Corporation	0
Gerald W. Schwartz	0

(iv) Shared power to dispose or to direct the disposition of:

Onex EMSC Co-Invest LP	2,844,855
Onex Partners LLC	11,106,924
Onex Partners LP	17,226,723
Onex Partners GP LP	20,071,578
Onex Partners GP Inc.	20,071,578
Onex Corporation	32,107,545
Gerald W. Schwartz	32,107,545

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of
Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Page 14 of 19 Pages

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable.

Page 15 of 19 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 26, 2006

ONEX CORPORATION

By:	/s/ Christopher Govan

Name: Christopher Govan
Title: Vice President

By:	/s/ Donald W. Lewtas

Name: Donald W. Lewtas
Title: Vice President

ONEX PARTNERS LP
By: Onex Partners GP LP, its General Partner
By: Onex Partners GP Inc., its General Partner

ONEX PARTNERS GP LP
By: Onex Partners GP Inc., its General Partner

ONEX EMSC CO-INVEST LP
By: Onex Partners GP LP, its General Partner
By: Onex Partners GP Inc., its General Partner

ONEX PARTNERS GP INC.

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: President

By:	/s/ Donald F. West

Name: Donald F. West
Title: Vice President

Page 16 of 19 Pages

ONEX PARTNERS LLC.

By:	/s/ Robert M. Le Blanc

Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West

Name: Donald F. West
Title: Director

/s/ Donald W. Lewtas

Authorized signatory for
Gerald W. Schwartz

Page 17 of 19 Pages
Index to Exhibits

Page No. in Sequential
Exhibit		Numbering System

1.	Joint Filing Agreement, dated July 26, 2006 among Onex Corporation, Onex Partners LP, Onex Partners LLC, Onex Partners GP LP, Onex Partners GP Inc., Onex EMSC Co-Invest LP and Gerald W. Schwartz

2.	Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.